UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024.

 Commission File Number 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Q2-24

Improving top-line trend as Natura Brazil continues to show strong momentum and Avon Brazil stabilizes; margin keeps expanding

Avon Products Inc (“API”), a non-operational holding company in the U.S., initiates voluntary restructuring aiming to address its debt and legacy liabilities

	Q2-24						H1-24
BRL million	Consolidated		Natura &Co Latam		Avon International		Consolidated		Natura &Co Latam		Avon International
		YoY Ch. %		YoY Ch. %		YoY Ch. %		YoY Ch. %		YoY Ch. %		YoY Ch. %
Net revenue	7,352.6	5.4	5,922.4	8.4	1,426.8	(5.5)	13,457.9	0.1	10,627.0	2.9	2,823.5	(9.4)
Constant Currency		5.7%		10.0%		-8.4%		3.5%		6.8%		-6.6%
Gross profit	4,741.7	6.2	3,869.7	10.4	871.5	(8.9)	8,719.8	1.1	6,970.3	5.2	1,748.3	(12.2)
Gross Margin	64.5%	50 bps	65.3%	110 bps	61.1%	-220 bps	64.8%	70 bps	65.6%	140 bps	61.9%	-200 bps
Reported EBITDA	670.8	57.2	827.2	32.3	(39.3)	(63.4)	1,218.3	18.4	1,557.9	23.4	(150.5)	125.0
Reported EBITDA margin	9.1%	300 bps	14.0%	260 bps	-2.8%	430 bps	9.1%	140 bps	14.7%	250 bps	-5.3%	-320 bps
Adjusted EBITDA	803.5	14.2	850.4	17.0	37.6	(43.2)	1,486.2	9.3	1,516.8	11.6	112.2	(31.7)
Adjusted EBITDA margin	10.9%	80 bps	14.4%	110 bps	2.6%	-180 bps	11.0%	90 bps	14.3%	110 bps	4.0%	-130 bps
Net income (loss)	(858.9)	17.4	-	-	-	-	(1,793.8)	29.6	-	-	-	-

01 Consolidated Net Revenue of BRL 7.4 billion, up 5.7% vs Q2-23 in constant currency (CC) (+1.1% ex-Argentina and The Body Shop – “TBS” - revenues) and 5.4% in Brazilian Reais

•	Natura &Co Latam: Q2-24 revenues up 10.0% year on year (YoY) in CC (+4.3% ex-Argentina) and +8.4% in BRL. The improving trend was fueled by both Natura and Avon in Brazil, with Natura showing another quarter of strong growth (+14.8% YoY), and Avon posting a significant recovery compared to previous quarters’ figures (-11.3% in Q1-24 to -0.8% in Q2-24). In Hispanic markets, Natura recorded an accelerating pace (mid-single digits YoY growth ex-Argentina), which was partially offset by the Home & Style category and by Avon adjustments across the region

•	Avon International: Q2-24 revenues down 8.4% YoY in CC. Excluding TBS revenues[1], top-line decreased
-9.5% YoY in CC, with Beauty down 6.0% and a steeper decline from Home & Style. Productivity improved YoY, but was more than offset by lower rep count and the continued weaker promotional execution as noted since Q4-23

02 Adjusted EBITDA of BRL 804 million in Q2-24 with a 10.9% margin, up by 80 basis points (bps) YoY, marking another quarter of solid profitability expansion. This margin improvement was a result of:

•	Natura &Co Latam: 110 bps YoY margin expansion mainly driven once again by Hispanic Latam countries where the Wave 2 was implemented. Gross margin continued to show YoY improvements (+110 bps) which, combined with SG&A efficiencies coming from the Natura and Avon brands integration, enables reinvestments in marketing and strategic growth projects (including innovation and digital investments)

•	Avon International: 180 bps YoY margin contraction mostly explained by TBS consolidation impact and sales deleverage that more than offset the improvement in selling expenses as a percentage of net revenues compared to Q2-23. Excluding TBS impacts, Adjusted EBITDA decreased 50bps YoY

03 Q2-24 Net loss of BRL 859 million compared to a net loss of BRL 732 million in the same period in 2023. This was mainly caused by a one-off non-cash event write-off of BRL 725 million that impacted our tax line this quarter. This write-off was booked as a result of the voluntary restructuring that API is pursuing, which makes improbable to continue to recognize the gains caused by Avon’s corporate structure optimization originally booked in Q2-21. Excluding non-operational effects underlying net income was BRL +162 million (vs. a loss of BRL -219 million in Q2-23) as higher adjusted EBITDA and lower net financial expenses more than offset higher tax expenses (ex DTA)

04 Q2-24 Net Debt (excluding leasing) was BRL 2.1 billion (from BRL 275 million in Q1-24), as expected, mainly driven by ~BRL 1.0 billion dividend payment combined with ~BRL 800 million cash consumption from annual seasonality and investments in receivables to continue to drive sales momentum. Leverage is expected to go down significantly in H2 as we enter into our cash generation quarters and we continue to drive EBITDA growth.

[1] Avon International continues to sell products for TBS, following its sale. For more details, please see the Appendix section

1

Fábio Barbosa

Group CEO of Natura &Co, stated

“Earlier today, Avon Products Inc. (API, a non-operational holding company established in the United States and acquired by Natura &Co as part of the Avon acquisition in 2020) announced it has initiated voluntary Chapter 11 proceedings in the U.S. Bankruptcy Court. This process should enable API to address its debt and legacy liabilities and emerge as a more solid and sustainable business. Natura &Co, as the largest creditor of API, supports this reorganization and sees API’s decision as another important step in NTCO’s simplification journey, which started a couple of years ago.

As explained in the material fact, no impact is expected on non-U.S. operations, including those in Latin America, where the integration of the Avon and Natura brands is making steady progress. Natura &Co will support API’s restructuring by providing debtor-in-possession (DIP) financing and submitting a bid for all non-U.S. operations, which would be paid via existing credits against API through a Court supervised auction process. Updates will be disclosed to the market as this process evolves.

On the operational side, Latam’s Wave 2 initiative continues to show progress as it remains the main driver of profitability expansion in this and recent quarters. What is worth noting in Q2-24 is that we also started to see a better trend in the top-line dynamics, reflecting a strong performance of Natura brand (with Brazil and Mexico accelerating pace vs. Q1-24) combined with a significant recovery from Avon CFT in Brazil, that landed broadly flat YoY

The strong results in Q2-24 from Natura &Co Latam, even partially offset by the still challenging figures from Avon International, were able to turn the consolidated Natura &Co revenues back into positive territory while continuing to expand margin. Due to the API voluntary filling, a one-off non-cash write-off of deferred tax assets was triggered and impacted bottom-line that landed at BRL -859 million (underlying net income was BRL +162 million in the quarter). In addition, an investment in accounts receivables was made this quarter to support the strong sales growth momentum, particularly in Brazil, which impacted working capital dynamics. That said, margin expansion and cash conversion remain strategic priorities for the Company and a key component of management’s initiatives.

Recognizing Natura &Co’s ESG achievements, we concluded this quarter another issuance of debentures linked to sustainability goals. By issuing the BRL 1.3 billion green bonds, the Company committed itself to reach the target of incorporating 49 Amazon bioactives in its catalog by 2027—it currently has 44 ingredients. The funding included an important allocation from the International Finance Corporation (IFC) and IDB Invest. Also in Q2, Natura expanded the Amazonia Viva Financing Mechanism (a partnership with VERT Securitizadora and the Brazilian Biodiversity Fund) which is already benefiting thirteen cooperatives and associations of sociobiodiversity suppliers.

Natura &Co is still highly committed to its triple bottom line strategy and remains positive that its simplification path announced in mid-2022 remains an important lever to unlock value for all our stakeholders in the short term. As we look forward in the future, we will continue to focus on delivering our strategic priorities, which has already allowed us to increase investments to drive sustainable topline growth, based on an agenda focused on a healthy and diverse channel, consumer-centric innovations and strong brands admired by all stakeholders around them.

2

01 Results analysis

The Group segmentation is composed of:

•	Natura &Co Latam, which includes all the brands in Latin America: Natura, Avon and the distribution of The Body Shop in the region; and

•	Avon International, which includes all global markets, excluding Latin America

In addition, the results and analysis for the periods under comparison include the effects of the fair market value assessment arising from the business combination with Avon as per the Purchase Price Allocation – PPA.

	Profit and Loss by Business
BRL million	Consolidated[a]			Holding[b]			Natura &Co Latam[c]			Avon International
	Q2-24[d]	Q2-23[d]	Ch. %	Q2-24[d]	Q2-23[d]	Ch. %	Q2-24[d]	Q2-23[d]	Ch. %	Q2-24[d]	Q2-23[d]	Ch. %
Gross revenue	9,649.0	9,069.6	6.4	3.3	1.8	84.7	7,944.6	7,272.7	9.2	1,701.0	1,795.1	(5.2)
Net revenue	7,352.6	6,973.7	5.4	3.3	1.6	109.7	5,922.4	5,461.8	8.4	1,426.8	1,510.3	(5.5)
COGS	(2,611.0)	(2,510.6)	4.0	(2.9)	(0.5)	435.8	(2,052.7)	(1,956.5)	4.9	(555.4)	(553.6)	0.3
Gross profit	4,741.7	4,463.1	6.2	0.5	1.1	(56.0)	3,869.7	3,505.3	10.4	871.5	956.7	(8.9)
Selling, marketing and logistics expenses	(3,150.0)	(2,962.4)	6.3	-	(1.8)	-	(2,510.9)	(2,258.8)	11.2	(639.1)	(701.8)	(8.9)
Administrative, R&D, IT and projects expenses	(1,125.8)	(1,108.5)	1.6	(3.9)	(4.9)	(21.8)	(762.9)	(757.0)	0.8	(359.0)	(346.6)	3.6
Corporate expenses	(82.0)	(83.6)	(1.9)	(82.0)	(83.6)	(1.9)	-	-	-	-	-	-
Other operating income / (expenses), net	26.3	(51.3)	(151.3)	(30.8)	(0.4)	6,905.5	56.1	(4.5)	(1,351.0)	1.1	(46.4)	(102.3)
Transformation / Integration / Group restructuring costs	(146.3)	(239.1)	(38.8)	(1.1)	(1.6)	(30.7)	(66.5)	(98.7)	(32.6)	(78.7)	(138.8)	(43.3)
Depreciation	407.0	408.6	(0.4)	0.3	0.2	28.6	241.7	238.8	1.2	165.0	169.5	(2.7)
EBITDA	670.8	426.6	57.2	(117.1)	(91.2)	28.4	827.2	625.2	32.3	(39.3)	(107.4)	(63.4)
Depreciation	(407.0)	(408.6)	(0.4)
Financial income / (expenses), net	(135.3)	(384.0)	(64.8)
Earnings before taxes	128.5	(366.0)	(135.1)
Income tax and social contribution	(976.8)	(143.3)	581.5
Discontinued operations[e]	(10.8)	(222.6)	(95.1)
Consolidated net (loss) income	(859.1)	(731.9)	17.4
Non-controlling interest	0.2	0.1	208.9
Net income (loss) attributable to controlling shareholders	(858.9)	(731.9)	17.4
Gross margin	64.5%	64.0%	50 bps	-	-	-	65.3%	64.2%	110 bps	61.1%	63.3%	-220 bps
Selling, marketing and logistics as % net revenue	(42.8)%	(42.5)%	-30 bps	-	-	-	(42.4)%	(41.4)%	-100 bps	(44.8)%	(46.5)%	170 bps
Admin., R&D, IT and projects exp. as % net revenue	(15.3)%	(15.9)%	60 bps	-	-	-	(12.9)%	(13.9)%	100 bps	(25.2)%	(22.9)%	-230 bps
EBITDA margin	9.1%	6.1%	300 bps	-	-	-	14.0%	11.4%	260 bps	(2.8)%	(7.1)%	430 bps
Net margin	(11.7)%	(10.5)%	-120 bps	-	-	-	-	-	-	-	-	-

[a] Consolidated results include Holding, Natura &Co Latam and Avon International
[b] Holding results include Natura &Co International (Luxembourg) and TBS Shanghai
[c] Natura &Co Latam: includes Natura, Avon, TBS Brazil and Hispanic Latam and &Co Pay, as well as the Natura subsidiaries in the U.S., France and the Netherlands.
[d] Includes PPA – Purchase Price Allocation effects
[e] Related to business separation at Avon North America

	Profit and Loss by Business
BRL million	Consolidated[a]			Holding[b]			Natura &Co Latam[c]			Avon International
	H1-24[d]	H1-23[d]	Ch. %	H1-24[d]	H1-23[d]	Ch. %	H1-24[d]	H1-23[d]	Ch. %	H1-24[d]	H1-23[d]	Ch. %
Gross revenue	17,688.0	17,437.2	1.4	7.4	4.0	85.7	14,316.6	13,717.1	4.4	3,364.0	3,716.2	(9.5)
Net revenue	13,457.9	13,445.3	0.1	7.4	3.7	98.8	10,627.0	10,324.6	2.9	2,823.5	3,116.9	(9.4)
COGS	(4,738.1)	(4,823.8)	(1.8)	(6.2)	(1.2)	416.7	(3,656.7)	(3,697.8)	(1.1)	(1,075.2)	(1,124.8)	(4.4)
Gross profit	8,719.8	8,621.5	1.1	1.2	2.5	(52.2)	6,970.3	6,626.9	5.2	1,748.3	1,992.1	(12.2)
Selling, marketing and logistics expenses	(5,790.5)	(5,721.7)	1.2	-	(2.4)	-	(4,520.8)	(4,262.7)	6.1	(1,269.7)	(1,456.6)	(12.8)
Administrative, R&D, IT and projects expenses	(2,113.6)	(2,200.4)	(3.9)	(7.8)	(10.0)	(22.6)	(1,410.4)	(1,471.6)	(4.2)	(695.5)	(718.8)	(3.3)
Corporate expenses	(137.3)	(153.8)	(10.7)	(137.3)	(153.8)	(10.7)	-	-	-	-	-	-
Other operating income / (expenses), net	(24.0)	(17.3)	39.1	(44.3)	(0.9)	4,870.3	159.2	29.5	439.5	(138.9)	(45.9)	202.7
Transformation / Integration / Group restructuring costs	(235.4)	(324.0)	(27.4)	(1.3)	(2.9)	(54.7)	(108.6)	(124.8)	(12.9)	(125.4)	(196.3)	(36.1)
Depreciation	799.2	824.5	(3.1)	0.4	0.3	22.6	468.2	465.6	0.6	330.6	358.6	(7.8)
EBITDA	1,218.3	1,028.9	18.4	(189.1)	(167.3)	13.0	1,557.9	1,262.9	23.4	(150.5)	(66.9)	125.0
Depreciation	(799.2)	(824.5)	(3.1)
Financial income / (expenses), net	(496.5)	(844.2)	(41.2)
Earnings before taxes	(77.5)	(639.9)	(87.9)
Income tax and social contribution	(1,213.8)	(265.6)	357.1
Discontinued operations[d]	(502.9)	(478.6)	5.1
Consolidated net (loss) income	(1,794.3)	(1,384.0)	29.6
Non-controlling interest	0.5	(0.2)	(324.4)
Net income (loss) attributable to controlling shareholders	(1,793.8)	(1,384.2)	29.6
Gross margin	64.8%	64.1%	70 bps	-	-	-	65.6%	64.2%	140 bps	61.9%	63.9%	-200 bps
Selling, marketing and logistics as % net revenue	(43.0)%	(42.6)%	-40 bps	-	-	-	(42.5)%	(41.3)%	-120 bps	(45.0)%	(46.7)%	170 bps
Admin., R&D, IT and projects exp. as % net revenue	(15.7)%	(16.4)%	70 bps	-	-	-	(13.3)%	(14.3)%	100 bps	(24.6)%	(23.1)%	-150 bps
EBITDA margin	9.1%	7.7%	140 bps	-	-	-	14.7%	12.2%	250 bps	(5.3)%	(2.1)%	-320 bps
Net margin	(13.3)%	(10.3)%	-300 bps	-	-	-	-	-	-	-	-	-

[a] Consolidated results include Holding, Natura &Co Latam and Avon International
[b] Holding results include Natura &Co International (Luxembourg) and TBS Shanghai
[c] Natura &Co Latam: includes Natura, Avon, TBS Brazil and Hispanic Latam and &Co Pay, as well as the Natura subsidiaries in the U.S., France and the Netherlands.
[d] Includes PPA – Purchase Price Allocation effects
[e] Related to business separation at Avon North America

3

Consolidated net revenue

•	Q2-24 consolidated net revenue was BRL 7,353 million, up 5.7% YoY in CC (+1.1% ex-Argentina and TBS) and +5.4% in BRL, reflecting solid performance at the Natura brand and a recovery at Avon Latam (CFT), partially offset by a steeper decline at Avon International

Distribution channel breakdown

Digital sales, which include online sales and social selling, showed some deceleration in the quarter. Natura reported a 1 percentage point (p.p.) decrease to 5% of total sales, offset by the solid retail channel performance, amid omnichannel investments, increased number of stores and strategic fundamentals buildup. Avon brand also showed a 1p.p. decrease to 4% of total sales.

Use of digital tools: The penetration of digital tools in the consultant base reached 81.4% in Q2-24 for Natura &Co Latam. Given the change in methodology with the consolidation of a single beauty app, there is no YoY comparable base. Furthermore, at Avon International, penetration of the Avon On app (active representatives who logged in at least once in the last three campaigns) reached 35.2% in Q2-24, +1.6 p.p. vs the previous year.

4

Gross margin

•	Consolidated gross margin was 64.5% in Q2-24, up 50 bps vs. Q2-23 driven by the strong +110 bps gross margin expansion from Latam driven by richer mix of products (particularly benefited by the Wave 2 roll-out in most of Latam) and countries, as well as higher weight of Natura Brazil on total sales

•	Avon International gross margin, in turn, contracted by 220 bps YoY, mainly impacted by the TBS consolidation effect. Excluding this effect, the margin showed a slight pressure (-20 bps YoY) due to price increases, favorable product mix and lower cost pressure offset by FX headwinds and unfavorable country mix

Q2-24 Gross Margin

BRL million	Consolidated			Holding			Natura &Co Latam			Avon International
	Q2-24	Q2-23	Ch. %	Q2-24	Q2-23	Ch. %	Q2-24	Q2-23	Ch. %	Q2-24	Q2-23	Ch. %
Net revenue	7,352.6	6,973.7	5.4	3.3	1.6	109.7	5,922.4	5,461.8	8.4	1,426.8	1,510.3	(5.5)
COGS	(2,611.0)	(2,510.6)	4.0	(2.9)	(0.5)	435.8	(2,052.7)	(1,956.5)	4.9	(555.4)	(553.6)	0.3
Gross profit	4,741.7	4,463.1	6.2	0.5	1.1	(56.0)	3,869.7	3,505.3	10.4	871.5	956.7	(8.9)
Gross margin	64.5%	64.0%	50 bps	-	-	-	65.3%	64.2%	110 bps	61.1%	63.3%	-220 bps

H1-24 Gross Margin

BRL million	Consolidated			Holding			Natura &Co Latam			Avon International
	H1-24	H1-23	Ch. %	H1-24	H1-23	Ch. %	H1-24	H1-23	Ch. %	H1-24	H1-23	Ch. %
Net revenue	13,457.9	13,445.3	0.1	7.4	3.7	98.8	10,627.0	10,324.6	2.9	2,823.5	3,116.9	(9.4)
COGS	(4,738.1)	(4,823.8)	(1.8)	(6.2)	(1.2)	416.7	(3,656.7)	(3,697.8)	(1.1)	(1,075.2)	(1,124.8)	(4.4)
Gross profit	8,719.8	8,621.5	1.1	1.2	2.5	(52.2)	6,970.3	6,626.9	5.2	1,748.3	1,992.1	(12.2)
Gross margin	64.8%	64.1%	70 bps	-	-	-	65.6%	64.2%	140 bps	61.9%	63.9%	-200 bps

Operating expenses

•	Consolidated Selling, Marketing & Logistics expenses in Q2-24 were 42.8% of net revenue (+30 bps vs. Q2-23), while consolidated Administrative, R&D, IT and Project expenses declined 60 bps YoY to 15.3% of net revenue. SG&A expenses (both lines above combined) as a percent of net revenue was 58.1% improving 30 bps YoY mainly driven by Wave 2 efficiencies and Avon International transformational savings, partially offset by Natura &Co Latam investments and Avon International sales deleverage effect

•	Corporate expenses in Q2-24 were BRL 82 million, broadly flat compared to same period last year, even considering the negative phasing of higher cash outflow (that benefited Q1-24) and the ~BRL -10 million expenses related to the ADR termination project. This line continues to benefit from the ongoing efforts to streamline the holding company structure

•	Other operating income/expenses in Q2-24 were an income of BRL 26 million, compared to an expense of BRL 51 million in Q2-23. Natura &Co Latam reported an income of BRL 56 million related to prior periods operating income in the quarter which was partially offset by a BRL 31 million expense at the Holding level related to strategic ongoing projects

•	Transformation/Integration/Group restructuring costs in Q2-24 were BRL 146 million, down 39% YoY, reflecting lower investments in both Latam and Avon International and benefiting from phasing related to the implementation of strategic projects

Q2-24 Operating Expenses

BRL million	Consolidated			Holding			Natura &Co Latam			Avon International
	Q2-24	Q2-23	Ch. %	Q2-24	Q2-23	Ch. %	Q2-24	Q2-23	Ch. %	Q2-24	Q2-23	Ch. %
Selling, marketing and logistics expenses	(3,150.0)	(2,962.4)	6.3	0.0	(1.8)	-	(2,510.9)	(2,258.8)	11.2	(639.1)	(701.8)	(8.9)
Administrative, R&D, IT and project expenses	(1,125.8)	(1,108.5)	1.6	(3.9)	(4.9)	(21.8)	(762.9)	(757.0)	0.8	(359.0)	(346.6)	3.6
Corporate expenses	(82.0)	(83.6)	(1.9)	(82.0)	(83.6)	(1.9)	-	-	-	-	-	-
Other operating income / (expenses), net	26.3	(51.3)	(151.3)	(30.8)	(0.4)	6,905.5	56.1	(4.5)	(1,351.0)	1.1	(46.4)	(102.3)
Transformation / integration / group reestructuring costs	(146.3)	(239.1)	(38.8)	(1.1)	(1.6)	(30.7)	(66.5)	(98.7)	(32.6)	(78.7)	(138.8)	(43.3)
Operating expenses	(4,477.8)	(4,445.1)	0.7	(117.8)	(92.5)	27.4	(3,284.2)	(3,119.0)	5.3	(1,075.8)	(1,233.6)	(12.8)
Selling, marketing and logistics expenses (% NR)	(42.8)%	(42.5)%	-30 bps	-	-	-	(42.4)%	(41.4)%	-100 bps	(44.8)%	(46.5)%	170 bps
Administrative, R&D, IT and project expenses (% NR)	(15.3)%	(15.9)%	60 bps	-	-	-	(12.9)%	(13.9)%	100 bps	(25.2)%	(22.9)%	-230 bps
Corporate expenses (% NR)	(1.1)%	(1.2)%	10 bps	-	-	-	-	-	-	-	-	-
Other operating income / (expenses), net (% NR)	0.4%	(0.7)%	110 bps	-	-	-	0.9%	(0.1)%	100 bps	0.1%	(3.1)%	320 bps
Transformation/integration/group reestructuring costs (% NR)	(2.0)%	(3.4)%	140 bps	-	-	-	(1.1)%	(1.8)%	70 bps	(5.5)%	(9.2)%	370 bps
Operating expenses (% NR)	(60.9)%	(63.7)%	280 bps	-	-	-	(55.5)%	(57.1)%	160 bps	(75.4)%	(81.7)%	630 bps

5

H1-24 Operating Expenses

BRL million	Consolidated			Holding			Natura &Co Latam			Avon International
	H1-24	H1-23	Ch. %	H1-24	H1-23	Ch. %	H1-24	H1-23	Ch. %	H1-24	H1-23	Ch. %
Selling, marketing and logistics expenses	(5,790.5)	(5,721.7)	1.2	0.0	(2.4)	-	(4,520.8)	(4,262.7)	6.1	(1,269.7)	(1,456.6)	(12.8)
Administrative, R&D, IT and project expenses	(2,113.6)	(2,200.4)	(3.9)	(7.8)	(10.0)	(22.6)	(1,410.4)	(1,471.6)	(4.2)	(695.5)	(718.8)	(3.3)
Corporate expenses	(137.3)	(153.8)	(10.7)	(137.3)	(153.8)	(10.7)	-	-	-	-	-	-
Other operating income / (expenses), net	(24.0)	(17.3)	39.1	(44.3)	(0.9)	4,870.3	159.2	29.5	439.5	(138.9)	(45.9)	202.7
Transformation / integration / group reestructuring costs	(235.4)	(324.0)	(27.4)	(1.3)	(2.9)	(54.7)	(108.6)	(124.8)	(12.9)	(125.4)	(196.3)	(36.1)
Operating expenses	(8,300.8)	(8,417.2)	(1.4)	(190.7)	(170.0)	12.2	(5,880.6)	(5,829.5)	0.9	(2,229.5)	(2,417.7)	(7.8)
Selling, marketing and logistics expenses (% NR)	(43.0)%	(42.6)%	-40 bps	-	-	-	(42.5)%	(41.3)%	-120 bps	(45.0)%	(46.7)%	170 bps
Administrative, R&D, IT and project expenses (% NR)	(15.7)%	(16.4)%	70 bps	-	-	-	(13.3)%	(14.3)%	100 bps	(24.6)%	(23.1)%	-150 bps
Corporate expenses (% NR)	(1.0)%	(1.1)%	10 bps	-	-	-
Other operating income / (expenses), net (% NR)	(0.2)%	(0.1)%	-10 bps	-	-	-	1.5%	0.3%	120 bps	(4.9)%	(1.5)%	-340 bps
Transformation/integration/group reestructuring costs (% NR)	(1.7)%	(2.4)%	70 bps	-	-	-	(1.0)%	(1.2)%	20 bps	(4.4)%	(6.3)%	190 bps
Operating expenses (% NR)	(61.7)%	(62.6)%	90 bps	-	-	-	(55.3)%	(56.5)%	120 bps	(79.0)%	(77.6)%	-140 bps

Consolidated EBITDA

Q2-24 Adjusted EBITDA was BRL 804 million, up 14% from BRL 704 million in Q2-23, with an adjusted EBITDA margin of 10.9% (+80 bps YoY). Q2-24 margin reflected:

•	Solid margin expansion of +110 bps YoY at Latam, mainly driven by Wave 2 initiative and better country mix

•	A slight reduction of corporate expenses, which accounted for 1.0% of net sales during the quarter, improving by 10 bps YoY

•	Margin contraction of -180 bps YoY from Avon International amid sales deleverage (-50 bps YoY ex-TBS)

Q2-24 Adjusted EBITDA

BRL million	Consolidated			Holding			Natura &Co Latam			Avon International
	Q2-24	Q2-23	Ch. %	Q2-24	Q2-23	Ch. %	Q2-24	Q2-23	Ch. %	Q2-24	Q2-23	Ch. %
Consolidated EBITDA	670.8	426.6	57.2	(117.1)	(91.2)	28.4	827.2	625.2	32.3	(39.3)	(107.4)	(63.4)
Transformation / Integration / Group Reestructuring costs	146.3	239.1	(38.8)	1.1	1.6	(30.7)	66.5	98.7	(32.6)	78.7	138.8	(43.3)
Impairment and Goodwill	(1.8)	38.0	(104.7)	-	-	-	-	-	-	(1.8)	34.8	(105.2)
Net non-recurring other (income) / expenses[1]	(11.8)	-	-	31.5	-	-	(43.4)	3.1	(1,477.7)	-	-	-
Adjusted EBITDA	803.5	703.7	14.2	(84.5)	(89.6)	(5.7)	850.4	727.0	17.0	37.6	66.3	(43.2)
Adjusted EBITDA margin %	10.9%	10.1%	80 bps	-	-	-	14.4%	13.3%	110 bps	2.6%	4.4%	-180 bps

Net non-recurring other (income)/expenses: related to prior period operational income from Natura &Co Latam and expenses related to strategic projects from the Holding company

H1-24 Adjusted EBITDA

BRL million	Consolidated			Holding			Natura &Co Latam			Avon International
	H1-24	H1-23	Ch. %	H1-24	H1-23	Ch. %	H1-24	H1-23	Ch. %	H1-24	H1-23	Ch. %
Consolidated EBITDA	1,218.3	1,028.9	18.4	(189.1)	(167.3)	13.0	1,557.9	1,262.9	23.4	(150.5)	(66.9)	125.0
Transformation/Integration/Group reestructuring costs	235.4	324.0	(27.4)	1.3	2.9	(54.7)	108.6	124.8	(12.9)	125.4	196.3	(36.1)
Impairment and Goodwill	44.9	38.1	17.8	-	3.3	-	-	-	-	44.9	34.8	29.0
Net non-recurring other (income) / expenses[1]	(12.3)	(31.2)	(60.5)	45.0	(3.2)	(1,495.2)	(149.6)	(28.0)	435.3	92.4	0.0	253,551.0
Adjusted EBITDA	1,486.2	1,359.7	9.3	(142.8)	(164.3)	(13.1)	1,516.8	1,359.7	11.6	112.2	164.3	(31.7)
Adjusted EBITDA margin %	11.0%	10.1%	90 bps	-	-	-	14.3%	13.2%	110 bps	4.0%	5.3%	-130 bps

Financial income and expenses

The table below details the main changes in financial income and expenses.

BRL million	Q2-24	Q2-23	Ch. %	H1-24	H1-23	Ch. %
1. Financing, short-term investments and derivatives gains (losses)	(53.3)	(205.5)	(74.1)	(20.8)	(492.1)	(95.8)
1.1 Financial expenses	(210.0)	(259.0)	(18.9)	(370.9)	(506.8)	(26.8)
1.2 Financial income	113.6	192.5	(41.0)	269.7	382.9	(29.6)
1.3 Foreign exchange variations from financing activities, net	55.0	232.0	(76.3)	83.4	348.6	(76.1)
1.4 Gain (losses) on foreign exchange derivatives from financing activities, net	(11.8)	(371.0)	(96.8)	(3.0)	(716.8)	(99.6)
2. Judicial contingencies	5.9	(21.3)	(127.7)	(9.0)	(37.2)	(75.8)
3. Other financial income and (expenses)	(88.1)	(157.2)	(44.0)	(466.8)	(314.9)	48.2
3.1 Lease expenses	(24.1)	(18.6)	29.6	(67.4)	(51.4)	31.1
3.2 Other	(63.1)	(98.2)	(35.7)	(102.8)	(169.3)	368.4
3.3 Other gains (losses) from exchange rate variation	52.7	(18.4)	(45.4)	(145.2)	(31.0)	(39.3)
3.4 Hyperinflation gains (losses)	(53.6)	(22.0)	186.9	(151.4)	(63.2)	139.6
Financial income and expenses, net	(135.5)	(384.0)	(64.7)	(496.6)	(844.2)	(41.2)

6

Total net financial expenses were BRL -135 million in Q2-24, compared to BRL -384 million in Q2-23 given the lower leverage level this quarter compared to same period last year. The main drivers this quarter were:

•	Item 1. Financing, short-term investments and derivatives gains (losses) of BRL -53 million compared to BRL -206 million given the significant lower net debt position in Q2-24 that landed at BRL 2.1 billion (after dividends payment of BRL 983 million in April) from BRL 10.0 billion in Q2-23

•	Item 3.2. Other which this quarter was BRL -63 million (vs. BRL -98 million in same period last year) mostly driven by BRL -14 million of taxes related to IoC paid from Natura Cosméticos to the Holding and also
BRL -20 million reflecting the prepayment of the 11th issuance of debentures

•	Item 3.3. Other gains (losses) from exchange rate variation of BRL +53 million compared to BRL -18 million in Q2-23, mainly driven by gains from USD currency of intercompany accounts

•	Item 3.4. Hyperinflation gains (losses) of BRL -54 million related to an increase in inventories in Argentina

Underlying net income (UNI) and net income

•	Q2-24 reported net loss was BRL -859 million, compared to a net loss of BRL -732 million in Q2-23. This was mainly caused by a one-off non-cash event write-off of BRL 725 million that impacted our tax line this quarter. This write-off was booked as a result of the voluntary restructuring that API is pursuing, which makes improbable to continue to recognize the gains caused by Avon’s corporate structure optimization originally booked in Q2-21

•	Income taxes expenses landed at BRL -251 million, split between BRL-141 million from Natura Cosméticos (implying a 19.7% effective tax rate) and the remaining from Avon (related to a mix of profitable and unprofitable countries) as well as phasing of the Group Holding tax expenses

•	Q2-24 Underlying Net Income, which is net income excluding transformation costs, restructuring costs, discontinued operations and PPA effects, was BRL +162 million (vs. a loss of BRL -219 million in Q2-23) as higher adjusted EBITDA and lower net financial expenses more than offset higher tax expenses (even excluding DTA impact of BRL -725 million)

7

Free cash flow and cash position

R$ million	Q2-24	Q2-23	Ch. %	H1-24	H1-23	Ch. %
Net income (loss)	(859.1)	(731.9)	17.4	(1,794.3)	(1,384.2)	29.6
Depreciation and amortization	407.0	408.6	(0.4)	799.2	824.5	(3.1)
Non-cash adjustments to net income	1,337.9	796.6	67.9	2,407.1	1,660.5	45.0
Discountinued Operations Results	10.8	222.6	(95.1)	502.9	478.6	5.1
Adjusted net income	896.6	695.9	28.8	1,915.0	1,579.4	21.3
Decrease / (increase) in working capital	(940.6)	(454.0)	107.2	(2,396.6)	(1,947.6)	23.1
Inventories	(257.4)	8.9	(2,989.6)	(935.0)	(493.4)	89.5
Accounts receivable	(973.1)	(350.5)	177.6	(1,358.2)	(585.9)	131.8
Accounts payable	353.2	71.7	392.8	345.3	(413.4)	(183.5)
Other assets and liabilities	(63.3)	(184.1)	(65.6)	(448.6)	(454.9)	(1.4)
Income tax and social contribution	(229.8)	(99.7)	130.6	(370.9)	(224.3)	65.4
Interest on debt and derivative settlement	(225.1)	(662.4)	(66.0)	(427.7)	(953.0)	(55.1)
Lease payments	(97.8)	(94.6)	3.4	(255.0)	(212.6)	20.0
Other operating activities	(58.2)	(2.7)	2,070.4	(79.5)	(6.8)	1,063.8
Cash from continuing operations	(654.9)	(617.5)	6.1	(1,614.7)	(1,765.0)	(8.5)
Capex	(213.6)	(221.8)	(3.7)	(333.5)	(440.4)	(24.3)
Sale of assets	106.9	12.6	749.0	106.9	14.0	664.6
Exchange rate variation on cash balance	86.6	(28.7)	(401.7)	156.1	(42.8)	(464.8)
Free cash flow - continuing operations	(675.0)	(855.4)	(21.1)	(1,685.2)	(2,234.1)	(24.6)
Other financing and investing activities	(1,766.3)	850.2	(307.8)	562.3	864.3	(34.9)
Operating activities - discontinued operations	(153.0)	155.9	(198.1)	(1,031.7)	(367.8)	180.5
Capex - discontinued operations	0.0	(100.1)	-	0.0	(183.1)	-
Cash balance variations	(2,594.3)	50.7	(5,220.4)	(2,154.7)	(1,920.8)	12.2

In Q2-24, free cash flow from continuing operations was BRL -675 million improving BRL +180 million on a pro forma YoY basis or BRL +290 million compared to Q2-23 reported cash outflow of BRL -965 million. The improvement was due to a combination of higher adjusted net income (BRL +237 million YoY) and lower financial expenses (BRL +437 million YoY), partially offset by higher working capital (BRL -487 million YoY).

Working capital cash consumption of BRL -941 million was impacted by normal seasonality and by:

•	Accounts receivable, that used BRL 973 million in Q2-24 compared to BRL 351 million in Q2-23, primarily due to the higher percentage of sales from Natura Brazil and more productive consultants, which are both linked to longer receivable terms. In addition to that, investments have been made in certain regions and campaigns to support the good momentum of the Natura brand. It is important to note non-performing loans (NPL) continues to be at very healthy levels

•	Higher inventories cash consumption of BRL -266 million YoY that was fully offset by the improved accounts payable of BRL +282 million YoY

8

Indebtedness ratios at both Natura &Co Holding and Natura Cosméticos

R$ million	Natura Cosméticos S.A.		Natura &Co Holding S.A.
	Q2-24	Q2-23	Q2-24	Q2-23
Short-Term	77.7	211.6	92.0	362.7
Long-Term	1,531.2	7,113.0	5,653.8	12,798.3
Gross Debt [a]	1,608.9	7,324.6	5,745.8	13,160.9
Foreign currency and/or Interest hedging (Swaps)[b]	(25.3)	508.5	(76.6)	553.8
Total Gross Debt	1,583.6	7,833.1	5,669.2	13,714.8
(-) Cash, Cash Equivalents and Short-Term Investment[c]	(2,531.0)	(2,347.7)	(3,517.2)	(3,682.4)
(=) Net Debt	(947.4)	5,485.5	2,152.0	10,032.4

Indebtedness ratio excluding IFRS 16 effects
Net Debt/EBITDA	-0.36x	2.19x	1.23x	7.24x
Total Debt/EBITDA	0.61x	3.13x	3.23x	9.90x

Indebtedness ratio including IFRS 16 effects
Net Debt/EBITDA	-0.33x	1.68x	0.97x	4.17x
Total Debt/EBITDA	0.55x	2.41x	2.56x	5.71x

[a] Gross debt excludes PPA impacts of R$24,2 million in Q2-24 and R$227,8 million in Q2-23, and exclude lease agreements
[b] Exchange rate and interest rate hedging instruments
[c] Short-Term Investments excludes non current balances

The graph below shows the indebtedness quarterly trajectory since Q2-23.

Liability management

In Q2 2024, Natura Cosméticos S.A. completed a BRL 826 million tender offer for its 11th issuance of debentures, which matured in July 2027. This repurchase was financed using the Company's own funds.

Subsequent to this movement, on July 3rd, Natura Cosméticos repurchased BRL 500 million of its 1st issuance of commercial notes, which matured in September 2025. To finance these repurchases, on July 5th, Natura Cosméticos issued BRL 1,326 million for its 13th issuance of debentures, maturing in July 2029. This 13th issuance includes key performance indicators linked to the development of bio-ingredients from the Amazon region, making it the first Sustainability-Linked instrument issued by Natura Cosméticos in Brazil.

9

02	Natura &Co LATAM

•	Q2-24 marks the sixth consecutive quarter of improving profitability at Latam, mainly driven by Wave 2 initiatives and improved country and brand mix. Q2-24 was also marked by a significant recovery in Avon CFT Brazil, which combined with the continued solid performance from the Natura brand, led to a double-digit YoY top-line growth in CC (and +8.4% in BRL)

Wave 2 Status

•	Brazil update – Logistics showed sequential improvement and highlighted another quarter of elevated service levels. The logistics integration in Brazil will be carried out in H2-24, supported by the integration learning curve from other regions, though still subject to potential temporary volatilities. This will enable the capture of synergies targeted in Wave 2. Regarding inventory shortages, they remain above historical levels but have decreased compared to Q1-24

•	Hispanic Latam update – Peru and Colombia continue to deliver significant profitability improvements, which combined with better operating KPIs, underpinned a lower top-line decline in Q2-24. Chile is also showing progress on its learning curve implementation and synergies capture path. Finally, Mexico has started to prepare for the Wave 2 roll-out, which will be more staggered to mitigate execution risks, but still exposed to potential temporary challenges

Channel Performance in Latam

Natura &Co Latam	Net revenue change (%)			Operational KPIs change(%)
	Q2-24 vs. Q2-23			Q2-24 vs. Q2-23[a]
	CFT Natura	CFT Avon	Home & Style	Beauty Consultant[a]
	Δ% CC	Δ% CC	Δ% CC	Δ%
Brazil	14.8%	-0.8%	-42.4%	-22.3%
Hispanic	27.4%	2.0%	-20.1%	-15.3%
Total	17.9%	0.6%	-27.8%	-18.9%
[a] Considers the Average Available Beauty Consultants in the quarter

•	Available consultants were broadly stable in Latin America QoQ (-1.5%), despite a -18.9% YoY decline. This reflects a -22.3% YoY decrease in Brazil to 1.6 million and a -15.3% YoY decline in Hispanic countries. Regions where Wave 2 was already implemented (Chile, Brazil, Colombia, and Peru) continue to be impacted by the planned exit of the least productive consultants but show a stable QoQ base, as underscored by the -1.5% consolidated Latam figure

Natura Brand in Latam

•	Natura Brazil reported a 14.8% YoY increase in Q2-24 revenues, another quarter of strong momentum driven by successful Valentine’s Day and Mother’s Day campaigns, boosted by increasing cross-sell and accelerating product innovation

•	Q2-24 retail sales in Brazil showed robust growth, fueled by accelerating same-store sales and a still strong pace of store openings. The brand expanded to 123 own stores (+27 compared to Q2-23) and 798 franchised stores (+110 compared to Q2-23)

•	Q2-24 digital sales were down 10.8% YoY. As part of establishing the foundation for the brand’s omnichannel strategy, a new digital platform was launched on the brand’s website (www.natura.com.br) offering a more consumer-friendly experience while allowing for key changes to the e-commerce engine and commercial rules. As with any soft launch, some instabilities were encountered during its implementation, which led to the softer top-line performance during this quarter, but better positioning the brand for future growth

10

•	Natura Hispanic Latam reported a 27.4% Q2-24 YoY revenue increase in CC. Ex-Argentina, the YoY increase was in the mid-single digits, reflecting the improving revenues coming from Wave 2 rolled-out countries and another quarter of accelerating top-line in Mexico, driven by increasing productivity amid new commercial rules (in preparation for Wave 2 roll-out)

Avon Brand in Latam (Beauty Category Only)

•	Avon Brazil revenue was broadly flat (-0.8% YoY) in Q2-24, underscoring the MoM improvements delivered in Q1-24 and leading to YoY revenue growth in June. Productivity continues to improve, offsetting the YoY channel decline. Improvements were boosted by increasing cross-sell levels and welcome innovation, leading to YoY revenue growth in key categories such as color cosmetics and skin care (e.g. Renew millions launched in Q2)

•	Avon Hispanic Latam revenue was up 2.0% YoY (-11.5% YoY ex-Argentina). While the region is still impacted by the planned channel reduction related to the roll-out of Wave 2 in Peru, Colombia and Chile, the business is on a recovery trend if we look at the top-line performance recorded in Q1-24 ex-Argentina (-24.1% YoY). This is a result of accelerating productivity and attests the improving operational KPIs mentioned in the last couple of quarters. Mexico also started to show a lower top-line decline on a softer comp base and smaller YoY channel reduction compared to Q1-24

Home & Style in Latam

•	Home & Style performance continued to suffer from a top-line perspective, as a result of the planned portfolio optimization strategy and commercial incentives reduction. The segment recorded a 27.8% revenue YoY decrease in CC due to the 20.1% and 42.4% declines in the Hispanic market and in Brazil, respectively. However, it is important to highlight the category’s overall improving profitability and ROIC, which are not dilutive to Latam levels anymore

Natura &Co Latam

Natura &Co Latam (BRL million)	P&L
	Q2-24	Q2-23	Ch. %
Gross revenue	7,944.6	7,272.7	9.2
Net revenue	5,922.4	5,461.8	8.4
Constant currency			10.0%
COGS	(2,052.7)	(1,956.5)	4.9
Gross profit	3,869.7	3,505.3	10.4
Gross margin	65.3%	64.2%	110 bps
Selling, marketing and logistics expenses	(2,510.9)	(2,258.8)	11.2
Administrative, R&D, IT and projects expenses	(762.9)	(757.0)	0.8
Other operating income / (expenses), net	56.1	(4.5)	(1,351.0)
Transformation / integration costs	(66.5)	(98.7)	(32.6)
Depreciation	241.7	238.8	1.2
EBITDA	827.2	625.2	32.3
EBITDA margin	14.0%	11.4%	260 bps
Integration costs	66.5	98.7	(32.6)
Net non-recurring other (income)/ expenses	(43.4)	3.1	(1,477.7)
Adjusted EBITDA	850.4	727.0	17.0
Adjusted EBITDA margin	14.4%	13.3%	110 bps

11

•	Q2-24 Revenue was up 10.0% YoY in CC and 8.4% in BRL, driven by the performance of both brands in Brazil, with Natura posting healthy growth and Avon posting a significant recovery, in addition to an accelerating pace in Natura Hispanic markets, partially offset by the Home & Style category and by Avon adjustments across the Hispanic region

•	Gross margin reached 65.3% in Q2-24, +110 bps YoY, boosted by a richer product mix (particularly benefiting from the Wave 2 roll-out in most of Latam) and countries, as well as a higher Natura brand contribution to total sales. Ex-Argentina margin slightly improved on a sequential basis, reflecting the negative impact of hyperinflation accounting effects

•	Adjusted EBITDA margin reached 14.4% in Q2-24, +110 bps YoY. This expansion reflects another quarter in which the YoY profitability expansion was led by the Hispanic Latam countries where the Wave 2 was already implemented. Gross margin continued to show YoY improvements which, combined with SG&A efficiencies coming from the Natura and Avon brands integration, enable reinvestments in marketing and strategic growth projects (including innovation and digital initiatives)

•	Q2-24 selling expenses were impacted by BRL 23 million that was reclassified from the G&A to the selling line, as seen in the last couple of quarters

•	Natura & Avon integration costs were BRL 67 million in the quarter, of which ~30% were HR costs (including severance), ~35% IT and ~15% logistics investments, with the remainder being Opex investments to integrate production facilities and some legal expenses

•	The macro scenario in Argentina remains uncertain and volatile. Adjusted EBITDA margin ex-Argentina was 14.9% and expanded 190 bps YoY. In addition, the table below shows the accounting effects related to the hyperinflation impact (IAS 29) in Q2-24:

•	Emana Pay at Natura and Avon significantly enhanced the consultant’s financials in Q2-24, establishing another profitable revenue stream alongside cosmetics. The platform has secured nearly 919,000 accounts since its inception and recorded a 47% YoY growth in TPV, reaching BRL 14.5 billion in Q2-24. This growth was followed by an increase in revenues, contribution margin and net income due to a strong expansion in gross and net take rate

•	Other operating KPIs continue to attest that the business is growing rapidly. Numbers of high-usage consultants went up almost 50%, which led to a 10% increase in productivity, combined with a 16% reduction in default rates. Cash-in more than doubled, leveraged by consultants’ receivables tools (e.g. payment link, tap to phone and pix) and accounts bearing interests. Within the franchise network, the &Co Pay was already integrated in 612 stores (or 67% of the total Natura Stores in Brazil)

•	In the last quarter, the on-us credit portfolio reached BRL 215 million with Emana Pay becoming the main issuing bank for the Natura &Co sales channels reducing default rates, and optimizing capital allocation

12

03 Avon International

•	Avon International Q2-24 revenue was down
-8.4% YoY in CC. Excluding TBS revenues related to product sales, the top-line decreased -9.5% YoY in CC, with the Beauty category down 6.0% and a steeper decline in Home & Style. Adjusted EBITDA margin contracted 180 bps YoY to 2.6%, still suffering with sales deleverage and TBS consolidation effect, despite expenses reductions amid transformational savings. Excluding TBS impacts, Adjusted EBITDA reduced 50bps compared to Q2-23

Avon International (BRL million)	P&L
	Q2-24	Q2-23	Ch. %
Gross revenue	1,701.0	1,795.1	(5.2)
Net revenue	1,426.8	1,510.3	(5.5)
Constant currency			-8.4%
COGS	(555.4)	(553.6)	0.3
Gross profit	871.5	956.7	(8.9)
Gross margin	61.1%	63.3%	-220 bps
Selling, marketing and logistics expenses	(639.1)	(701.8)	(8.9)
Administrative, R&D, IT and project expenses	(359.0)	(346.6)	3.6
Other operating income / (expenses), net	1.1	(46.4)	(102.3)
Transformation / integration costs	(78.7)	(138.8)	(43.3)
Depreciation	165.0	169.5	(2.7)
EBITDA	(39.3)	(107.4)	(63.4)
EBITDA margin	-2.8%	-7.1%	430 bps
Transformation costs	78.7	138.8	(43.3)
Impairment and Goodwill	(1.8)	34.8	(105.1)
Adjusted EBITDA	37.6	66.3	(43.2)
Adjusted EBITDA margin	2.6%	4.4%	-180 bps

•	Net revenue in Q2-24 was BRL 1,427 million (-8.4% YoY in CC or -9.5% excluding TBS revenues) impacted by lower rep count (-11.1% YoY) and the weaker promotional execution mentioned since Q4-23. The decline in available representatives is explained by lower appointments more than offsetting churn stability, while productivity was up on a YoY basis

•	From a category perspective, Beauty performance was also impacted by the weak promotional execution and declined -6.0% (ex-TBS), with the exception of Fragrances, while Home & Style was down -26.6% amid planned portfolio reduction

•	At the same time, the business unit continues to evolve with its channel diversification strategy as digital sales penetration increased by 80 bps YoY to 6.9% of total revenue and retail sales reached 4.2%, leading to 11.1% of revenues exposed to non-direct selling channels

•	Gross margin was 61.1%, down 220 bps YoY. Excluding the TBS consolidation effect, the margin showed a slight pressure (-20 bps YoY) due to price increases, favorable product mix and lower cost pressure offset by FX headwinds and unfavorable country mix

•	Adjusted EBITDA margin was 2.6% in Q2-24 (-180 bps YoY) or 3.9% excluding TBS (-50 bps YoY), primarily impacted by sales deleverage. Despite the revenue performance, transformational savings led to a reduction of selling expenses as a percentage of net revenues, still benefiting by the corporate structure simplification and lower people cost

•	Transformation costs in Q2-24 were BRL 79 million, mainly related to Digital and R&D projects

13

04 Social and environmental performance

(all actions refer to Natura &Co Group, unless otherwise stated)

This quarter, Natura &Co kept advancing its sustainability agenda through impactful initiatives and strategic investments. The main highlight was the successful issuance of R$1.3 billion through a Sustainability-linked Bond (SLB), including allocations of R$300 million from the International Finance Corporation (IFC) and R$200 million from IDB Invest. The funds will be directed towards procuring bio-ingredients from the Amazon, enhancing manufacturing and distribution infrastructure, and updating product lines with new equipment, underscoring our commitment to sustainable growth and innovation, aiming to achieve the goal of incorporating 49 bioactives by 2027 (55 bioactives by 2030).

Another highlight was the unveiling, during the Natura Sustainable Day, of our climate transition strategy to ensure the Company will achieve Net Zero and reduce its emissions in line with the 1.5°C goal of the Paris Agreement. Natura Cosméticos has validated science-based targets for scopes 1, 2, and 3 in the short term according to the SBTi criteria.

Business Units Update

Natura &Co Latam

In Q2, we have further expanded the Amazonia Viva Financing Mechanism. A partnership with VERT Securitizadora and the Brazilian Biodiversity Fund, this blended finance instrument comprises an Agribusiness Receivable Certificate and a non-reimbursable investment facilitation fund and is already benefiting thirteen cooperatives and associations of sociobiodiversity suppliers. Additionally, we introduced the Regenerative Alliance at the Supplier Relationship Management event, formally engaging more than 90 Avon and Natura suppliers across various categories to address climate transition and human rights issues. We will be tracking progress with these suppliers to ensure continuity and consistency in our sustainability efforts.

Natura Cosméticos's strong dedication to sustainability has earned significant accolades, including becoming the first Latin American company to receive the Platinum Carbon Integrity Certification from VCMI. This certification reflects our robust climate transition efforts and reduction of our carbon footprint. Building on this recognition, Natura has also been named a corporate leader in sustainability, ranking 3rd on GlobeScan's "Sustainability Leaders 2024" list, showcasing our integration of sustainability into core business strategies and highlighting our position as the leader in Latin America.

Avon International

Avon’s beauty and personal care products are approved by Cruelty Free International under the Leaping Bunny Program, the globally recognized gold standard for cruelty-free products. We have been taking a stand against animal testing and advocating for non-animal methods for over three decades, and this approval comes as part of our partnership with Cruelty Free International, which was first announced in July 2023.

In May, Cotton made in Africa (CmiA) announced its first partnership in the cosmetics sector with Avon. This collaboration, Supporting Women Through Our Supply Chain, marked a major step in terms of cotton sustainability and ethical action. CmiA and Avon are extremely proud to be rolling out a pilot of Pyjamas produced with CmiA. We aim to use only traceable cotton by 2025 and certified cotton by 2030.

Also in May, Avon released its 2023 Corporate Responsibility Report. The report highlights Avon's commitment to environmental and social goals across the business and can be accessed here:

https://www.avonworldwide.com/responsible-business/responsible-business-report.

14

05 Capital Markets and Stock Performance

NTCO3 share price on the Brazilian Stock Exchange (B3) reached BRL 15.54 at the end of Q2-24, -13.1% in the quarter. Average Daily Trading Volume (ADTV) for the quarter was BRL 115.0 million, -57.3% vs Q2-23.

On June 30, 2024, the Company’s market capitalization was BRL 21.5 billion, and the Company’s capital was comprised of 1,386,848,066 common shares.

Following the announcement in January 2024, the Company disclosed on April 10 the termination of its ADS program. August 7, 2024 was the effective termination date of both the deposit agreement for our ADS program and the ADS program itself.

06 Fixed income

Below is a table detailing all public debt instruments outstanding per issuer as of June 30, 2024:

Ratings

15

07 Appendix

Natura &Co Latam Revenue Breakdown

Natura &Co Latam	Net Revenue change (%)
	Q2-24 vs. Q2-23
	Reported (R$)	Constant Currency
Natura Latam[a]	14.3%	17.9%
Natura Brazil	14.8%	14.8%
Natura Hispanic	13.3%	27.4%
Avon Beauty + Home & Style	-4.3%	-7.3%
Avon Brazil	-9.5%	-9.5%
Avon Hispanic	-0.7%	-5.4%
[a] Natura Latam includes Natura Brazil, Hispanic and others

Avon International ex TBS impacts

•	Avon International continued to manufacture products for The Body Shop following the sale of the business. As a result, from Q1-24 onwards revenues and costs from the sales of those products are recognized in Avon’s P&L (vs. considered an intercompany before).

Avon International
	Q2-24			Q2-23
	Consolidated	TBS	Avon Ex TBS
Net revenues	1,426.8	17.1	1,409.7	1,510.3
COGS	(555.4)	(34.3)	(521.1)	(553.6)
Gross profit	871.5	(17.1)	888.6	956.7
Gross margin	61.1%		63.0%	63.3%
Selling, marketing and logistics expenses	(639.1)		(639.1)	(701.8)
% of NR	-44.8%		-45.3%	-46.5%
Administrative, R&D, IT and project expenses	(359.0)		(359.0)	(346.6)
% of NR	-25.2%		-25.5%	-22.9%
Other operating income / (expenses), net	(0.7)		(0.7)	(11.6)
% of NR	0.0%		-0.1%	-0.8%
Depreciation	165.0		165.0	169.5
% of NR	11.6%		11.7%	11.2%
Adjusted EBITDA	37.6		54.8	66.3
Adjusted EBITDA margin	2.6%		3.9%	4.4%

16

Free Cash Flow Reconciliation

The correspondence between Free Cash Flow and Statements of Cash Flow is shown below:

R$ million	Jun - 24	Jun - 23	Free Cash Flow Reconciliation
CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the period	(1,794.2)	(1,384.1)	(a)	Net income
Adjustments to reconciliate net (loss) income for the period with net cash used in operating activities:
Depreciation and amortization	799.2	824.5	(b)	Depreciation/amortization
Interest and exchange variation on short-term investments	(219.1)	(383.2)	(c)	Non-cash adjustments to net income
Loss from swap and forward derivative contracts	70.8	764.4	(c)
Increse (reversion) of provision for tax, civil and labor risks	34.4	31.9	(c)
Monetary adjustment of judicial deposits	(13.5)	(13.3)	(c)
Monetary adjustment of provision for tax, civil and labor risks	27.5	37.2	(c)
Income tax and social contribution	1,213.8	265.6	(c)
Income from sale and write-off of property, plant and equipment and intagible	41.6	37.8	(c)
Interest and exchange rate variation on leases	67.4	53.7	(c)
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	223.8	98.4	(c)
Adjustment and exchange rate variation on other assets and liabilities	0.0	1.5	(c)
Provision (reversal) for losses on property, plant and equipment, intangible assets and leases	44.9	11.1	(c)
Increase (reversion) of provision for stock option plans	16.3	23.2	(c)
Provision for losses with trade accounts receivables, net of reversals	373.2	319.2	(c)
Provision for inventory losses, net of reversals	140.0	240.5	(c)
Provision for carbon credits	(1.4)	(5.7)	(c)
Effect from hyperinflationary economy	387.5	178.2	(c)

Increase (Decrease) in:
Trade accounts receivable and related parties	(1,358.2)	(585.9)	(d2)	Accounts receivable
Inventories	(935.0)	(493.4)	(d1)	Inventories
Recoverable taxes	117.7	(16.3)	(d4)	Other Assets and Liabilities
Other assets	(146.8)	61.3	(d4)	Other Assets and Liabilities
Domestic and foreign trade accounts payable and related parties	345.3	(413.4)	(d3)	Accounts payable
Payroll, profit sharing and social charges, net	(103.8)	(207.2)	(d4)	Other Assets and Liabilities
Tax liabilities	(19.9)	(88.0)	(d4)	Other Assets and Liabilities
Other liabilities	(295.7)	(204.6)	(d4)	Other Assets and Liabilities
OTHER CASH FLOWS FROM OPERATING ACTIVITIES	(984.4)	(846.7)
Payment of income tax and social contribution	(370.9)	(224.3)	(e)	Income Tax and Social Contribuion
Release of judicial deposits	11.4	23.9	(h)	Other Operating Activities
Payments related to tax, civil and labor lawsuits	(91.0)	(30.7)	(h)
(Payments) proceeds due to settlement of derivative transactions	(120.2)	(481.8)	(f)	Interest on Debt and derivative settlement
Payment of interest on lease	(66.7)	(51.8)	(g)	Lease Payments
Payment of interest on borrowings, financing and debentures	(307.5)	(471.2)	(f)	Interest on Debt and derivative settlement
Operating Activities Discontinued Operations	(528.8)	110.8	(m)	Operating activities - discountinued operations
NET CASH (USED IN) OPERATING ACTIVITIES	(2,458.0)	(1,971.7)

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible	(333.5)	(440.4)	(j)	Capex
Proceeds from sale of property, plant and equipment and intangible	106.9	14.0	(i)	Capex
Short-term acquisition	(14,966.5)	(4,760.1)	(j)	Sale of Assets
Redemption of short-term investments	17,158.8	5,389.2	(l)	Other financing and investing activities
Redemption of interest on short-term investments	176.4	76.2	(l)
Investing activities - discontinued operations	0.0	(183.1)	(o) & (l)	Capex - discountinued operations & Other financing and investing activities

NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	2,142.1	95.8

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	(188.3)	(160.8)	(g)	Lease payments
Repayment of borrowings, financing and debentures – principal	(949.9)	(118.8)	(l)	Other financing and investing activities
New borrowings, financing, and debentures	131.5	654.9	(l)
Payment of dividends and interest on equity	(982.8)	(0.0)	(l)
Receipt (payment) of funds due to settlement of derivative transactions	(5.2)	(39.4)	(l)
Capital Increase	0.0	0.1	(l)
Financing activities - discontinued operations	0.0	(337.9)	(n)	Payment of lease - discountinued operations
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,994.7)	(1.9)
Effect of exchange rate variation on cash and cash equivalents	156.1	(42.8)	(k)	Exchange Rate Effect
DECREASE IN CASH AND CASH EQUIVALENTS	(2,154.5)	(1,920.6)
Opening balance of cash and cash equivalents	3,750.9	4,195.7
Closing balance of cash and cash equivalents	1,596.3	2,275.1
DECREASE IN CASH AND CASH EQUIVALENTS	(2,154.5)	(1,920.6)

Free Cash Flow	Cash Flow Reconciliation
Net income (loss)	(a)
Depreciation and amortization	(b)
Non-cash Adjustments to Net Income	(c)
Operating activities - discontinued operations	(m)
Adjusted Net income
Decrease / (Increase) in Working Capital	(d)
Inventories	(d1)
Accounts receivable	(d2)
Accounts payable	(d3)
Other assets and liabilities	(d4)
Income tax and social contribution	(e)
Interest on debt and derivative settletment	(f)
Lease payments	(g)
Other operating activities	(h)
Cash from Operations
Capex	(j)
Sale of Assets	(i)
Exchange rate variation	(k)
Free Cash Flow
Other financing and investing activities	(l)
Payment of lease - principal discountinued operation	(n)
Capex - discountinued operation	(o)
Cash Balance Variation

17

Consolidated Balance Sheet

ASSETS (R$ million)	Jun-24	Dec-23	LIABILITIES AND SHAREHOLDER'S EQUITY (R$ million)	Jun-24	Dec-23

CURRENT ASSETS			CURRENT LIABILITIES
Cash and cash equivalents	1,596.3	3,750.9	Borrowings, financing and debentures	92.0	163.8
Short-term investments	1,918.4	4,024.1	Lease	325.0	298.6
Trade accounts receivable	4,524.9	3,524.4	Trade accounts payable and reverse factoring operations	5,757.7	5,302.5
Accounts receivable - sale of subsidiary	-	22.9	Dividends and interest on shareholders' equity payable	41.4	294.2
Inventories	3,982.5	3,087.4	Payroll, profit sharing and social charges	954.6	1,019.7
Recoverable taxes	654.2	608.5	Tax liabilities	582.7	634.8
Income tax and social contribution	266.9	175.6	Income tax and social contribution	163.8	908.4
Derivative financial instruments	173.3	189.0	Derivative financial instruments	167.7	329.7
Other current assets	817.8	604.4	Provision for tax, civil and labor risks	509.3	491.3
Assets held for sale	-	-	Other current liabilities	882.2	970.5
Total current assets	13,934.3	15,987.2	Total current liabilities	9,476.5	10,413.5

NON CURRENT ASSETS			NON CURRENT LIABILITIES
Accounts receivable - sale of subsidiary	375.7	806.6	Borrowings, financing and debentures	5,653.8	5,947.9
Recoverable taxes	942.6	1,112.4	Lease	778.8	851.8
Deferred income tax and social contribution	1,681.7	2,200.7	Payroll, profit sharing and social charges	28.6	16.1
Judicial deposits	410.1	408.0	Tax liabilities	175.7	127.2
Derivative financial instruments	60.2	89.5	Deferred income tax and social contribution	404.9	328.1
Short-term investments	45.7	36.7	Provision for tax, civil and labor risks	1,297.9	1,255.5
Other non-current assets	1,107.2	1,027.7	Other non-current liabilities	687.6	686.5
Total long term assets	4,623.2	5,681.5	Total non-current liabilities	9,027.2	9,213.1
Property, plant and equipment	3,587.7	3,457.6	SHAREHOLDERS' EQUITY
Intangible	17,572.8	16,569.9	Capital stock	12,484.5	12,484.5
Right of use	1,041.3	1,050.8	Treasury shares	(54.9)	(164.2)
Total non-current assets	26,825.0	26,759.8	Capital reserves	10,460.6	10,466.5
			Profit Reserves	50.3	780.3
			Accumulated Losses	(1,793.7)	-
			Other comprehensive income	1,090.9	(463.8)
			Equity attributable to owners of the Company	22,237.7	23,103.2
			Non-controlling interest in shareholders' equity of subsidiaries	17.9	17.2

TOTAL ASSETS	40,759.3	42,747.0	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	40,759.3	42,747.0

Consolidated Income Statement- Including Purchase Price Allocation (PPA) Amortization

R$ million	Q2-24	Q2-23	Ch. %	H1-24	H1-23	Ch. %
NET REVENUE	7,352.6	6,973.8	5.4	13,457.9	13,445.3	0.1
Cost of Products Sold	(2,611.0)	(2,510.6)	4.0	(4,738.1)	(4,823.8)	(1.8)
GROSS PROFIT	4,741.7	4,463.1	6.2	8,719.8	8,621.5	1.1
OPERATING EXPENSES
Selling, Marketing and Logistics Expenses	(3,012.7)	(2,861.6)	5.3	(5,509.8)	(5,405.3)	1.9
Administrative, R&D, IT and Project Expenses	(1,207.8)	(1,192.1)	1.3	(2,250.9)	(2,354.3)	(4.4)
Impairment losses on trade receivables	(137.3)	(100.9)	36.1	(373.2)	(316.3)	18.0
Other Operating Expenses, Net	(120.0)	(290.5)	(58.7)	(166.9)	(341.3)	(51.1)
NET INCOME FROM OPERATIONS BEFORE FINANCIAL RESULT	263.8	18.1	1,360.4	419.1	204.2	105.2
Net Financials	(135.3)	(384.0)	(64.8)	(496.5)	(844.2)	(41.2)
NET INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	128.5	(366.0)	(135.1)	(77.5)	(639.9)	(87.9)
Income Tax and Social Contribution	(976.8)	(143.3)	581.4	(1,213.8)	(265.6)	357.1
LOSS FROM CONTINUED OPERATIONS	(848.3)	(509.3)	66.6	(1,291.3)	(905.5)	42.6
Income (Loss) from discontinued operations	(10.8)	(222.6)	(95.1)	(502.9)	(478.6)	5.1
LOSS FOR THE PERIOD	(859.1)	(731.9)	17.4	(1,794.2)	(1,384.1)	29.6
Attributable to controlling shareholders	(858.9)	(731.9)	17.4	(1,793.7)	(1,384.3)	29.6
Attributable to non-controlling shareholders	(0.2)	(0.1)	203.4	(0.5)	0.2	(325.0)

Purchase Price Allocation (PPA) Amortization

	Consolidated		Natura &Co Latam		Avon International
R$ million	Q2-24	Q2-23	Q2-24	Q2-23	Q2-24	Q2-23
Net Revenue	-	-	-	-	-	-
Cost of Products Sold	(11.5)	(1.9)	(10.8)	(1.1)	(0.7)	(0.8)
Gross Profit	(11.5)	(1.9)	(10.8)	(1.1)	(0.7)	(0.8)
Selling, Marketing and Logistics Expenses	(60.5)	(62.3)	(29.1)	(32.3)	(31.4)	(30.0)
Administrative, R&D, IT and Project Expenses	(74.1)	(72.0)	(1.3)	(1.3)	(72.8)	(70.7)
Other Operating Income (Expenses), Net	(3.3)	(4.9)	8.7	5.5	(12.0)	(10.4)
Financial Income/(Expenses), net	(6.3)	(5.0)	-	-	-	-
Income Tax and Social Contribution	4.2	(27.6)	-	-	-	-
LOSS FROM CONTINUED OPERATIONS	(151.5)	(173.7)	(32.5)	(29.2)	(116.9)	(111.9)

Depreciation	(146.0)	(136.1)	(41.1)	(34.7)	(104.9)	(101.4)

18

Consolidated Statement of Cash Flow

R$ million	Jun - 24	Jun - 23	Free Cash Flow Reconciliation
CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the period	(1,794.2)	(1,384.1)	(a)	Net income
Adjustments to reconciliate net (loss) income for the period with net cash used in operating activities:
Depreciation and amortization	799.2	824.5	(b)	Depreciation/amortization
Interest and exchange variation on short-term investments	(219.1)	(383.2)	(c)	Non-cash adjustments to net income
Loss from swap and forward derivative contracts	70.8	764.4	(c)
Increse (reversion) of provision for tax, civil and labor risks	34.4	31.9	(c)
Monetary adjustment of judicial deposits	(13.5)	(13.3)	(c)
Monetary adjustment of provision for tax, civil and labor risks	27.5	37.2	(c)
Income tax and social contribution	1,213.8	265.6	(c)
Income from sale and write-off of property, plant and equipment and intagible	41.6	37.8	(c)
Interest and exchange rate variation on leases	67.4	53.7	(c)
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	223.8	98.4	(c)
Adjustment and exchange rate variation on other assets and liabilities	0.0	1.5	(c)
Provision (reversal) for losses on property, plant and equipment, intangible assets and leases	44.9	11.1	(c)
Increase (reversion) of provision for stock option plans	16.3	23.2	(c)
Provision for losses with trade accounts receivables, net of reversals	373.2	319.2	(c)
Provision for inventory losses, net of reversals	140.0	240.5	(c)
Provision for carbon credits	(1.4)	(5.7)	(c)
Effect from hyperinflationary economy	387.5	178.2	(c)

Increase (Decrease) in:
Trade accounts receivable and related parties	(1,358.2)	(585.9)	(d2)	Accounts receivable
Inventories	(935.0)	(493.4)	(d1)	Inventories
Recoverable taxes	117.7	(16.3)	(d4)	Other Assets and Liabilities
Other assets	(146.8)	61.3	(d4)	Other Assets and Liabilities
Domestic and foreign trade accounts payable and related parties	345.3	(413.4)	(d3)	Accounts payable
Payroll, profit sharing and social charges, net	(103.8)	(207.2)	(d4)	Other Assets and Liabilities
Tax liabilities	(19.9)	(88.0)	(d4)	Other Assets and Liabilities
Other liabilities	(295.7)	(204.6)	(d4)	Other Assets and Liabilities
OTHER CASH FLOWS FROM OPERATING ACTIVITIES	(984.4)	(846.7)
Payment of income tax and social contribution	(370.9)	(224.3)	(e)	Income Tax and Social Contribuion
Release of judicial deposits	11.4	23.9	(h)	Other Operating Activities
Payments related to tax, civil and labor lawsuits	(91.0)	(30.7)	(h)
(Payments) proceeds due to settlement of derivative transactions	(120.2)	(481.8)	(f)	Interest on Debt and derivative settlement
Payment of interest on lease	(66.7)	(51.8)	(g)	Lease Payments
Payment of interest on borrowings, financing and debentures	(307.5)	(471.2)	(f)	Interest on Debt and derivative settlement
Operating Activities Discontinued Operations	(528.8)	110.8	(m)	Operating activities - discountinued operations
NET CASH (USED IN) OPERATING ACTIVITIES	(2,458.0)	(1,971.7)

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible	(333.5)	(440.4)	(j)	Capex
Proceeds from sale of property, plant and equipment and intangible	106.9	14.0	(i)	Capex
Short-term acquisition	(14,966.5)	(4,760.1)	(j)	Sale of Assets
Redemption of short-term investments	17,158.8	5,389.2	(l)	Other financing and investing activities
Redemption of interest on short-term investments	176.4	76.2	(l)
Investing activities - discontinued operations	0.0	(183.1)	(o) & (l)	Capex - discountinued operations & Other financing and investing activities

NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	2,142.1	95.8

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	(188.3)	(160.8)	(g)	Lease payments
Repayment of borrowings, financing and debentures – principal	(949.9)	(118.8)	(l)	Other financing and investing activities
New borrowings, financing, and debentures	131.5	654.9	(l)
Payment of dividends and interest on equity	(982.8)	(0.0)	(l)
Receipt (payment) of funds due to settlement of derivative transactions	(5.2)	(39.4)	(l)
Capital Increase	0.0	0.1	(l)
Financing activities - discontinued operations	0.0	(337.9)	(n)	Payment of lease - discountinued operations
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,994.7)	(1.9)
Effect of exchange rate variation on cash and cash equivalents	156.1	(42.8)	(k)	Exchange Rate Effect
DECREASE IN CASH AND CASH EQUIVALENTS	(2,154.5)	(1,920.6)
Opening balance of cash and cash equivalents	3,750.9	4,195.7
Closing balance of cash and cash equivalents	1,596.3	2,275.1
DECREASE IN CASH AND CASH EQUIVALENTS	(2,154.5)	(1,920.6)

19

08 Conference call and webcast

Natura &Co *(B3: NTCO3)*

is pleased to invite you to join its Q2 -24 Earnings Conference Call:

Tuesday, August 13th, 2024

08:00 a.m. | New York Time

09:00 a.m. | Brasília Time

13:00 p.m. | London Time

The broadcast will be held in Portuguese with simultaneous translation into English

Click here to connect to the conference call

The Q2-24 Results will be available on August 12th, Monday, after B3 trading hours at the website:

http://ri.naturaeco.com/en

20

09 Glossary

ADR: An American Depositary Receipt is a negotiable certificate issued by a U.S. depository bank representing a specified number of shares of a non-U.S. company stock.

ADS: The individual issuance of shares in a U.S. stock exchange by a non-U.S. company is referred to as American Depositary Shares (ADS)

Adjusted EBITDA: Excludes effects that are not considered usual, recurring or not-comparable between the periods under analysis

APAC: Asia and Pacific

ARS: the foreign exchange market symbol for the Argentine peso

Avon representatives: Self-employed resellers who do not have a formal labor relationship with Avon

B3: Brazilian Stock Exchange

BPS: Basis Points; a basis points is equivalent to one percentage point * 100

Brand Power: A methodology used by Natura &Co to measure how its brands are perceived by consumers, based on metrics of significance, differentiation and relevance.

BRL: Brazilian Reais

CDI: The overnight rate for interbank deposits

CEE: Central and Eastern Europe

CFT: Cosmetics, Fragrances and Toiletries Market (CFT = Fragrances, Body Care and Oil Moisture, Make-up (without Nails), Face Care, Hair Care (without Colorants), Soaps, Deodorants, Men’s Grooming (without Razors) and Sun Protection

COGS: Costs of Goods Sold

Constant currency (“CC”) or constant exchange rates: when exchange rates used to convert financial figures into a reporting currency are the same for the years under comparison, excluding foreign currency fluctuation effects

CO2e: Carbon dioxide equivalent; for any quantity and type of greenhouse gas, CO2e signifies the amount of CO2 which would have the equivalent global warming impact.

EBITDA: Earnings Before Interests, Tax, Depreciation and Amortization

EMEA: Europe, Middle East and Africa

EP&L: Environmental Proﬁt & Loss

Foreign currency translation: conversion of figures from a foreign currency into the currency of the reporting entity

FX: foreign exchange

FY: fiscal year

G&A: General and administrative expenses

IAS 29: “Financial Reporting in Hyperinflationary Economies' requires the financial statements of any entity whose functional currency is the currency of a hyperinflationary economy to be restated for changes in the general purchasing power of that currency so that the financial information provided is more meaningful

IBOV: Ibovespa Index is the main performance indicator of the stocks traded in B3 and lists major companies in the Brazilian capital market

IFRS – International Financial Reporting Standards

Hispanic Latam: Often used to refer to the countries in Latin America, excluding Brazil

NYSE: New York Stock Exchange

P&L: Profit and loss

PP: Percentage point

PPA: Purchase Price Allocation - effects of the fair market value assessment as a result of a business combination

Profit Sharing: The share of profit allocated to employees under the profit-sharing program

Quarter on quarter (“QoQ”): is a measuring technique that calculates the change between one fiscal quarter and the previous fiscal quarter

SEC: The U.S. Securities and Exchange Commission (SEC) is an independent federal government regulatory agency responsible for protecting investors, maintaining fair and orderly functioning of the securities markets, and facilitating capital formation

SG&A: Selling, general and administrative expenses

TBS: The Body Shop.

Task Force on Climate-Related Financial Disclosures (“TCFD”): climate-related disclosure recommendations enable stakeholders to understand carbon-related assets and their exposures to climate-related risks

Task force on Nature-related Financial Disclosures (“TNFD”): The TNFD Framework seeks to provide organisations and financial institutions with a risk management and disclosure framework to identify, assess, manage and report on nature-related dependencies, impacts, risks and opportunities ("nature-related issues"), encouraging organisations to integrate nature into strategic and capital allocation decision making

TPV: Total Payment Volume

UNI: Underlying Net Income, which is net income excluding transformation costs, restructuring costs, discontinued operations and PPA effects

Year-over-year (“YOY”): is a financial term used to compare data for a specific period of time with the corresponding period from the previous year. It is a way to analyze and assess the growth or decline of a particular variable over a twelve-month period

Year to date (“YTD”): refers to the period of time beginning the first day of the current calendar year or fiscal year up to the current date. YTD information is useful for analyzing business trends over time or comparing performance data to competitors or peers in the same industry

21

10 Disclaimer

EBITDA is not a measure under BR GAAP and does not represent cash flow for the periods presented. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as an indicator of liquidity. EBITDA does not have a standardized meaning and the definition of EBITDA used by Natura may not be comparable with that used by other companies. Although EBITDA does not provide under BR GAAP a measure of cash flow, Management has adopted its use to measure the Company’s operating performance. Natura also believes that certain investors and financial analysts use EBITDA as an indicator of performance of its operations and/or its cash flow.

This report contains forward-looking statements. These forward-looking statements are not historical fact, but rather reflect the wishes and expectations of Natura’s management. Words such as “anticipate,” “wish,” “expect,” “foresee,” “intend,” “plan,” “predict,” “project,” “desire” and similar terms identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not limited to the impact of price and product competitiveness, the acceptance of products by the market, the transitions of the Company’s products and those of its competitors, regulatory approval, currency fluctuations, supply and production difficulties and changes in product sales, among other risks. This report also contains certain pro forma data, which are prepared by the Company exclusively for informational and reference purposes and as such are unaudited. This report is updated up to the present date and Natura does not undertake to update it in the event of new information and/or future events.

Investor Relations Team

ri@natura.net

22

Second-Quarter 2024 Results

August 13, 2024

natura

AVON

natura &co

2

Disclaimer

This presentation may contain forward-looking statements.

Such statements are not statements of historical facts and reflect the beliefs and expectations of Natura &Co's management.

The words “anticipate," "wishes,“ "expects," "estimates," "intends," "forecasts," "plans," "predicts," "projects," "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties.

Known risks and uncertainties include, but are not limited to, the impact of competitive products and pricing, market acceptance of products, product transitions by the Company and its competitors, regulatory approval, currency fluctuations, production and supply difficulties, changes in product sales mix, and other risks.

This presentation also may include pro-forma and adjusted information prepared by the Company for information and reference purposes only, which has not been audited. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

https://ri.naturaeco.com/en/

natura &co

Key Highlights
Natura &Co Performance Q2-24

Avon Products, Inc (API) announces voluntary Chapter 11 proceedings in U.S. Bankruptcy Court

- Natura &Co is API's largest creditor and supports the decision
- Process should enable the Company to resolve its debt and legacy liabilities
- No impact is expected on Avon operations outside United States

Natura &Co will support API's restructuring

- Debtor-in-possession (DIP)
- Bid for all API non-US operations
  - Payment would be made via Natura &Co existing credits against API through a Court supervised auction process

Study of potential separation of the brands put on hold until Chapter 11 process is complete

- API's restructuring represents an important step in Natura &Co's ongoing simplification journey

Natura delivering strong performance and concrete signs of Avon brand turnaround in Brazil

- Natura keeps growing double-digit sales in Brazil
- Avon brand stabilizes revenue in Brazil
- Hispanic countries that have already implemented Wave 2 are driving Natura &Co Latam's profitability natura &co

Consolidated Financial Performance

Guilherme Castellan, CFO

natura &co

5

Natura &Co: Improving top-line trends as Natura Brazil continues to show strong momentum while Avon Brazil stabilizes

Net Revenue *(BRL million)*

+5.7% in CC | +1.1% in CC Ex- Argentina and TBS
+5.4%
6,973.7
1,510.3
5,461.8
7,352.6
1,426.8
5,922.4
Avon International
- 8.4% in CC
- 5.5% in BRL
Natura &Co Latam
+ 10.0% in CC
+ 8.4% in BRL
Q2-23
Q2-24
Natura &Co Latam
Avon International

Highlights

- Solid performance at Natura in Brazil with accelerating pace in Mexico
- Better trends from Avon Brazil, especially in Skin Care and Make-up

Partially offset by:

- Avon International's top-line decrease
- Home & Style category

Earnings Presentation | Q2-24

natura &co

6

Adjusted EBITDA: another quarter of margin expansion mainly driven by Hispanic Wave 2 countries partially offset by Avon International

Q2-24 Consolidated Adjusted EBITDA Margin

10.1%
0.5%
-0.4%
0.6%
0.1%
10.9%
Adj EBITDA Mg. Q2-23
Gross Margin
Selling Expenses and Marketing
G&A 1
Corporate Expenses
Adj EBITDA Mg. Q2-24

Adjusted EBITDA Margin expansion YoY

420 bps
220 bps
210 bps
370 bps
110 bps
80 bps
Q1-23
Q2-23
Q3-23
Q4-23
Q1-24
Q2-24

Highlights

+110 bps YoY Natura &Co Latam — mainly driven by Wave 2 initiatives and better country and brand mix

+10 bps YoY Corporate Expenses — slight reduction of corporate expenses

Partially offset by:

-180 bps YoY Avon International — margin contraction amid sales deleverage and TBS impacts (-50 bps YoY Ex-TBS)

[1] *The increase also reflects a BRL 23 million expense reallocation from G&A to Selling line*

Earnings Presentation | Q2-24

Natura &Co

7

Underlying net income (UNI) and net income

Net income to underlying net income (UNI) reconciliation
Q2-24 (BRL million)

(859)
146
152
11
726
(14)
162
Net income Q2-24
(-) Transformation / Integration Costs
(-) PPA
(-) Discontinued Operations
(-) DTA write-off
Other Effects
(=) Underlying Net Income Q2-24

Highlights

UNI improvement vs. BRL -219 mn loss in Q2-23

- Higher Adjusted EBITDA
- Lower Financial Expenses

Partially offset by:

- Higher income taxes expenses

Earnings Presentation | Q2-24

natura &co

8

Free cash flow in Q2-24 improved BRL+180 million YoY or BRL+290 million when compared to Q2-23 reported cash outflow

Adjusted net income to free cash Flow [1]
Q2-24 (BRL million)

896.6
(940.6)
(229.8)
(381.1)
(213.6)
193.5
(675.0)
Adjusted Net Income Q2-24
Change in Working Capital
Income Tax and Social Contribution
Interest and Lease expenses and others
CAPEX
FX and sale of Assets
Free Cash Flow

Highlights

Mainly driven by:

- Higher Adjusted Net Income
- Lower Financial expenses

Partially offset by:

- Higher Working Capital, due to:
  - Accounts receivables
  - Inventories

[1] Net Income excluding depreciation and amortization, non-cash adjustments to net income, and Discontinued Operations Results

Earnings Presentation | Q2-24

Natura &co

9

Indebtedness: Extending debt maturity through prepayment and new issuances, including a sustainability-linked instrument

Net debt and net debt-to-EBITDA ratio (BRL billion)

4.17x
10.0
-0.37x
-0.7
-0.79x
-1.7
0.13x
0.3
0.97x
2.2
Q2-23
Q3-23
Q4-23
Q1-24
Q2-24
Net Debt
Net Debt/EBITDA including IFRS 16 effects

Amortization schedule (BRL billion)

Average Maturity:
4.9 years
3.5 a
0.1
0.5
-
0.2
4.9
Cash and short-term deposits
2024
2025
2026
2027
2028 onwards

(a) Gross debt excludes PPA impacts, lease agreements, and foreign currency hedging

BRL 3.5 billion

Cash balance at period-end

0.97x

Group net debt-to-EBITDA, as expected, amid dividend payment, seasonality and WK investments

BRL 1.3 billion

- BRL 826 million tender offer for 11th issuance of debentures maturing Jul-27
- BRL 500 million repurchase of 1st issuance of commercial notes maturing Sep-25
- Successful issuance of BRL 1.3 bn through a Green Bond maturing Jun-29

Earnings Presentation | Q2-24

natura &co

natura
EKOS
RIO
CHUVA

Natura &Co Latam

Financial Performance

11

Natura &Co Latam: Accelerating momentum in Brazil and improving trends in Hispanic regions

Net Revenue *(BRL million)*

+10.0% in CC | +4.3% in CC Ex-Argentina
+8.4%
5,461.8
5,922.4
-20.1%
-42.4%
+2.0%
-0.8%
+27.4%
+14.8%
Q2-23
Q2-24
Home & Style Hispanic Latam
Home & Style Brazil
Avon CFT Hispanic Latam
Avon CFT Brazil
Natura CFT Hispanic Latam
Natura CFT Brazil

Natura CFT:

- **Brazil:** another strong quarter driven by successful campaigns, increasing cross-sell and product innovation
- **Hispanic:** accelerating top-line growth in Mexico driven by commercial model adjustments on top of improving trends from Wave 2 countries

Avon CFT:

- **Brazil**: broadly flat -0.8% YoY; productivity offsetting YoY channel decline
- **Hispanic**: +2.0% YoY (-11.5% YoY ex-Argentina) still impacted by Wave 2 implementation and preparation

Home & Style:

- Still declining in CC from the planned portfolio optimization strategy and reduction in commercial incentives

Earnings Presentation | Q2-24

natura &co Latin America

12

Profitability: Sixth consecutive quarter of YoY expansion enabling higher investments in marketing and growth projects

Adjusted EBITDA[1] and Adjusted EBITDA margin

(BRL million, %)

13.3%
14.4%
727.0
850.4
Q2-23
Q2-24

[1] Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as integration costs and other net non-recurring (income)/expenses

Highlights

+110
bps YoY
Adj EBITDA Margin

Driven by:

- Gross Margin
- Another quarter of profitability expansion led by the markets where Wave 2 was implemented

Earnings Presentation | Q2-24

natura &co Latin America

Avon International

Financial Performance

AVON
AVON
ANEW
HYDRATE & PLUMP CONCENTRATE
HA+
3.5% HYALURONIC ACID COMPLEX
BY AVON
BASE SÉRUM
30ml
AVON

14

Avon International: Another challenging quarter with top-line decline

Net Revenue *(BRL million)*

-8.4% in CC | -9.5% in CC Ex-TBS
-5.5%
1,510.3
1,426.8
Q2-23
Q2-24

Adjusted EBITDA[1] and Adjusted EBITDA margin *(BRL million, %)*

4.4%
2.6%
66.3
37.6
Q2-23
Q2-24

-8.4%
YoY in CC
Net Revenue

Driven by:
- Beauty category drop (-6%)
- steeper decline in Home & Style (-27%)
- lower rep count
- weaker promotion execution

-180 /-50
Ex-TBS
bps YoY
Adj EBITDA Margin

Driven by:
- sales deleverage **and TBS impacts**

Partially offset by:
- reduction of selling expenses amid transformation savings

1 Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as transformation and restructuring costs – business unit/Impairment and Goodwill

Earnings Presentation | Q2-24

Key Takeaways & Next Steps

16

1.

Committment to the triple bottom line strategy

natura
lumina

2.

Simplification remains as the path to unlock value for all our stakeholders in the short term

LIP PAINT
AVON
ULTRA
COLOUR

ANEW
SKIN RENEWAL
POWER CREAM

3.

4.

Agenda focused on healthy and diverse channel, consumer-centric innovations and strong admired brands natura &co

Debt Profile

Q2-24 by type
0.1%
9.0%
19.0%
71.9%
Bonds
Debentures
Comercial notes
Other instruments

Q2-24 by currency
26%
66%
BRL
USD

natura
EKOS

Earnings Presentation | Q2-24

Net Revenue Breakdown by Channel (%)

Digital
Retail (own stores + Franchise)
Traditional Direct Selling
4%
3%
92%

CONSOLIDATED

Share of Digital Sales per Brand* (%)

4%
6%
90%
5%
5%
90%
Q2-23
Q2-24
Retail (own stores + Franchise)
Digital
Traditional Direct Selling

NATURA BRAND

5%
93%
4%
94%
Q2-23
Q2-24
Wholesale
Retail (own stores + Franchise)
Digital

AVON BRAND

*Avon brand includes Avon Latam and International

natura &co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan

Name: Guilherme Strano Castellan

Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho

Name: Itamar Gaino Filho

Title: Chief Legal and Compliance Officer

Date: August 13, 2024